Exhibit 99.2

Sinovac Selected by Beijing CDC to Supply Seasonal Flu Vaccine Anflu(R) to Beijing Citizens

Press Release Source: Sinovac Biotech Ltd. On Sunday October 24, 2010, 5:05 pm

BEIJING, Oct. 24 /PRNewswire-Asia-FirstCall/ — Sinovac Biotech Ltd. (Nasdaq:SVA - News), a leading provider of biopharmaceutical products in China, announced today that it has been selected by the Beijing Centers for Disease Control and Prevention (Beijing CDC) as one of the five manufacturers to supply seasonal influenza vaccine to the citizens of Beijing.

As part of the bidding process, the Beijing CDC evaluated potential suppliers and assigned scores for different factors, including product quality, service and price. Based on the comprehensive score, Sinovac was selected as the first priority supplier. Based on the first contract with the Beijing CDC, Sinovac will supply 375,000 doses of its seasonal influenza vaccine, Anflu®, valued at RMB 8.8 million or approximately $1.3 million. The total quantity to be supplied will depend on the actual demand in Beijing.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, stated, “Being selected as the first priority supplier of seasonal influenza vaccine by the Beijing CDC is further validation of Sinovac’s leading quality assurance system. We look forward to working closely with the Beijing CDC to deliver our Anflu vaccine to the citizens under the vaccination campaign.”

In order to prevent and control the seasonal flu, the Beijing CDC plans to provide free inoculations against the seasonal influenza to Beijing citizens, inclusive of elderly people over the age of 60 and elementary and secondary school age children. And Beijing CDC plans to order total 2.8 million doses for this vaccination campaign. Previously, school students were inoculated with the influenza vaccine at a charge of 20 RMB per person with allowances from the Bureau.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received orders from the Chinese Central Government pursuit to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Helen Yang

Sinovac Biotech Ltd.

Tel:  +86-10-8279-9871

Fax:  +86-10-6296-6910

Email: info@sinovac.com

Investors:

Stephanie Carrington/Amy Glynn

The Ruth Group

Tel:  +1-646-536-7017/7023

Email: scarrington@theruthgroup.com

aglynn@theruthgroup.com

Media

Jason Rando

The Ruth Group

Tel:  +1-646-536-7025

Email: jrando@theruthgroup.com